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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66316

RECEIVED
JUN 28 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUANTUM RESEARCH INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1311 NEWPORT CTR DR
(No. and Street)

DEERFIELD BEACH FL 33442
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID CHAPMAN 954 725-4133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kramer Weisman & Associates, LLP (Lester Weisman - Partner)
(Name – *if individual, state last, first, middle name*)

10808 Nashville Dr., Suite 101 Cooper City FL 33026
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/18/05

OATH OR AFFIRMATION

I, David S Chapman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Research Inc, as of March 1, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO Quantum Research

Title

Notary Public


MARCELLA M. NOWAK
MY COMMISSION # DD 346969
EXPIRES: October 26, 2008
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTUM RESEARCH, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

QUANTUM RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors
Quantum Research, Inc.

We have audited the accompanying statement of financial condition of Quantum Research, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Research, Inc., at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.



KramerWeisman and Associates, LLP
Davie, Florida
March 25, 2005

QUANTUM RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	29,321
Commissions and other receivables from clearing organizations		3,869
Investments		3,000
Deposits at clearing organizations		25,000
Other assets		2,650
		63,840
Fixed Assets-Net of Accumulated Depreciation (See Note 4)		19,801
Total Assets		83,641

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		13,310
Accrued commissions		21,888
Total liabilities		35,198
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, issued and outstanding		100
Additional paid-in capital		5,000
Retained Earnings		43,343
Total stockholder's equity		48,443
	$	83,641

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions and fees	$ 915,369
Interest and dividends	142
Other	3,159
	918,670
Expenses:	
Employee compensation and benefits	524,378
Clearing and execution costs	174,992
Communications and data processing	13,597
Advertising	3,368
General and administrative	158,992
	875,327
Net income	$ 43,343

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net Income	$ 43,343
Adjustments to reconcile net loss to net	
cash provided from operating activities:	
Depreciation	4,736
Amortization	367
(Increase) decrease in operating assets:	
Commissions and other receivables from clearing organizations	(3,869)
Deposits at clearing organizations	(25,000)
Other assets	(3,017)
Increase (decrease) in operating liabilities:	
Accounts payable	13,310
Accrued expenses	21,888
Total cash used by operating activities	51,758
Cash flows from investing activities:	
Investments	(3,000)
Purchase of equipment	(24,537)
Total cash used by investing activities	$ (27,537)
Cash flows from investing activities:	
Capital contributed by stockholders	$ 5,100
Total cash provided by financing activities	5,100

Continued

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 (continued)

Net increase in cash	29,321
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 29,321

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. BUSINESS

Quantum Research, Inc. (the "Company"), an S-Corporation, incorporated in Florida on May 1, 2004.The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared through clearing broker dealers on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Property and equipment – Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment are provided utilizing the straight-line method over the estimated useful lives of the related assets.

Impairment of long-lived assets - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. No impairments were recognized during the year ended December 31, 2004.

Securities transactions – Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Advertising – Advertising costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair value due to their short-term nature.

3. DEPOSITS AT CLEARING ORGANIZATIONS

The Company had clearing agreements with two clearing brokers. Under these agreements, the clearing brokers provide the Company execution and clearing services on a fully disclosed basis. The Company was required to maintain total deposits of $25,000 at December 31, 2004 with the two clearing brokers. In January 2005 the company ceased business with one of the broker and received a refund for its deposit of $25,000.

4. PROPERTY AND EQUIPMENT

At December 31, 2004, property and equipment consisted of the following:

		Estimated useful lives
Vehicles	$ 53,182	5-7 years
Computers	20,114	5 years
Furniture and fixtures	6,245	7 years
	79,541	
Less accumulated depreciation	(59,740)	
	$ 19,801	

Depreciation expense charged to income was $4,736 in 2004.

QUANTUM RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

5. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $24,773, which was $18,912 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

6. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing Brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

QUANTUM RESEARCH, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital		$ 48,443
Deductions:		
Non-allowable assets:		
Property and equipment	19,801	
Other	3,869	
Total non-allowable assets		23,670
Net capital before haircuts on securities positions		24,773
Haircuts		-
Net capital		24,773
Calculation of minimum net capital requirement:		
6 2/3% of aggregate indebtedness	5,861	
Minimum dollar net capital requirement of reporting broker	5,000	
Net capital requirement (greater of two minimum requirement amounts)		5,861
Net capital in excess of required minimum		$ 18,912
Excess net capital at 100%		$ 20,156
Ratio of aggregate indebtedness to net capital		1.42 to 1

RECONCILIATION:

Net capital, of the December 31, 2004 unaudited Focus Report	$ 36,374
Net audit adjustments	(11,601)
Net capital, per December 31, 2004 audited report, as filed	$ 24,773

QUANTUM RESEARCH, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2004

Quantum Research, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Quantum Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantum Research, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.



Davie, Florida
March 26, 2005